Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated (dollars in thousands):

	Year ended December 31,
	2013	2012	2011	2010	2009
Fixed Charges:
Interest expense	$39,152	$26,060	$32,724	$27,107	$17,113
Capitalized interest	2,694	2,663	2,175	9,885	22,825
Amortization of public offering costs	2,143	1,146	2,050	3,835	989
Portion of rent expense representative of interest	4,864	3,986	4,028	3,343	3,774

Total fixed charges	$48,853	$33,855	$40,977	$44,170	$44,701

Earnings available for fixed charges:
Net income (loss) from continuing operations before income taxes	$(808,679)	$119,484	$208,245	$(91,125)	$(74,672)
Fixed charges above	48,852	33,855	40,977	44,170	44,701
Less interest capitalized	(2,694)	(2,663)	(2,175)	(9,885)	(22,825)
Current period amortization of capitalized interest	6,899	5,725	6,429	3,294	1,436

Total earnings available for fixed charges	(755,622)	156,401	253,476	(53,546)	(51,360)

Earnings sufficient (insufficient) to cover fixed charges	$(804,475)	$122,546	$212,499	$(97,716)	$(96,061)

Ratio of earnings to fixed charges	N/A	4.62x	6.19x	N/A	N/A

N/A - represents coverage ratio of less than 1.